FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                 No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated June 28, 2016

Item 1

MATERIAL FACT

Banco Santander, S.A. hereby announces that on 1 August it will pay the first interim dividend against 2016 profit. This dividend will be for the gross amount of EUR 0.055 per share. The last day to trade shares with a right to collect this dividend will be Tuesday, 26 July. The ex-dividend date will be Wednesday, 27 July.

Boadilla del Monte, 28 June 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: June 28, 2016	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer